UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Uni-Fuels Holdings Limited

15 Beach Road, Beach Centre #05-07

Singapore 189677

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Successful close of Uni-Fuels 3M USD Commercial Paper Series 004 (UFU314) by Uni-Fuels’ wholly-owned subsidiary

Uni-Fuels Pte. Ltd., a Singapore subsidiary that is wholly owned by Uni-Fuels Holdings Limited, announced on April 20, 2026, that the offering of its Series 004 has closed on April 17, 2026, at 6 p.m. (Singapore time) and it has successfully raised US$3 million in gross proceeds from the issuance of the Series 004 tokens. The Series 004 tokens were listed on the ADDX Exchange on April 18, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Uni-Fuels Holdings Limited

Date: April 20, 2026	By:	/s/ Koh Kuan Hua
	Name:	Koh Kuan Hua
	Title:	Chief Executive Officer